UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 13, 2012

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

K-Wah Center #38-03, 1010 Middle Huaihai Road, Shanghai, China, 200031
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SearchMedia Announces Appointment of Shirley Liu as Chief Financial Officer

Shanghai, China, November 13, 2012 — SearchMedia Holdings Limited (“SearchMedia”
or the “Company”) announces the appointment of Shirley Liu as Chief Financial
Officer, effective November 15, 2012.

Ms. Liu brings to SearchMedia over 20 years of auditing and financial management experience, including the last 11 years in the Greater China media industry. Ms.
Liu joins SearchMedia from Aegis Group, a subsidiary of Dentsu (Tokyo Stock
Exchange: ”4324”), where she was Chief Financial Officer of Greater China since
2010. Dentsu is the largest media advertising agency in Asia.  At Aegis Group,
Ms. Liu partnered with other members of senior management to ensure that its annual budgets were met while also ensuring timely reporting of financial reports and audits.  In addition, Ms. Liu was actively involved with the management of advertising clients.  Prior to Aegis Group, she was an executive with GroupM from 2001 to 2010, including serving as the Chief Financial Officer of China and Taiwan. GroupM is a subsidiary of WPP (LSE: “WPP”, NASDAQ:
“WPPGY”), the largest advertising company in the world. At GroupM, Ms. Liu oversaw its overall financial operations, including supervising 100 accountants in three cities and also helped manage business development activities.

Ms. Liu has extensive experience in financial oversight with GAAP, SOX compliance, implementing operational efficiencies, risk management and corporate acquisitions and financial integration. Ms. Liu possesses an undergraduate degree from the Ming Chung College in Taiwan with a major in Accounting and
Statistics and an Executive Masters of Business Administration from Tulane
University.

Mr. Peter Tan, Chief Executive Officer of SearchMedia, commented, “We are very excited to add Shirley Liu to our executive team and I believe Shirley will be critical to the implementation of our recently announced new concessions with
Home Inns and our Luxury Mall LCD network and will play a pivotal role in the systematic scalability of our concessions and our acquisition strategy. As we materially expand our operations, it is crucial to have an executive like
Shirley who has great experience overseeing large advertising operations in
China in addition to integrating acquisitions. I am thrilled that we are able to attract such great talent to our team and that Shirley shares my vision for the future of the Company. I would also like to thank Peter Chan for serving as
Interim Chief Finance Officer.” Ms. Liu added, “I am extremely excited to join
SearchMedia. I have been deeply involved with the growth of the Chinese media industry in the last 11 years where I helped both Aegis Group and GroupM become market leaders. I am confident that I can effectively partner with Peter Tan to grow and expand SearchMedia.”

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,”
“anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, whether Ms. Liu will be critical to the
Company’s success of its new concessions and its acquisition strategy; whether
Ms. Liu will be a factor in the Company’s growth and expansion initiatives; and
the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S.
Securities and Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:
SearchMedia Holdings Limited
Paul Conway, 0118613918844646
ir@searchmediaholdings.com

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: November 13, 2012	By:	Peter W. H. Tan
	Name:	Peter W. H. Tan
	Title:	Chief Executive Officer